Exhibit 3

ARBOR REALTY TRUST, INC.

January 22, 2008
VIA EMAIL Mr. Kenneth Witkin Chief Executive Officer and Director CBRE Realty Finance, Inc. 185 Asylum Street, 31st Floor Hartford, CT 06103

Dear Ken:

It has come to our attention that since your earnings call of November 12, 2007, in which you described the Company's net loss of $50 million, or $1.64 per share, substantially negatively impacted by two assets foreclosed during the second quarter of 2007, that certain events have occurred such as:

•  there has been a default on the Drake Hotel loan and principal and interest is past due (we believe your position is between $40 million and $45 million) – you have informed us that the Company has purchased this loan out of one of its CDOs utilizing substantial liquidity available to the Company;

•  I believe that the Macklowe Equity Office Property loan, a part of which is in one of your CDOs, is likely to go into default in early February 2008 (we believe your position is between $40 million and $45 million); and

•  the continued deterioration in the market makes it difficult to believe that your November 12, 2007 statement that your $77 million "joint venture assets are performing satisfactorily . . ." is correct.

Additionally, we would like to know whether your comments of November 12, 2007 "We have no non-performing loans in our debt portfolio, …and overall [I] am personally satisfied with the current performance of our core portfolio" are true and correct currently or need to be updated to not omit material facts in light of the current market and circumstances.

Mr. Kenneth Witkin
January 22, 2008

Your immediate response is requested due to the potential materiality of these issues and your prior public statements in the market.  If any statements are incorrect, please inform me immediately.  It is important that the Company update the market as to interim and projected write-downs which could have a material effect on your Company.

Sincerely,

/s/ Ivan Kaufman

Ivan Kaufman
Chief Executive Officer
Arbor Realty Trust, Inc.